Chaia Georgetown LLC
Balance Sheet
As of December 31, 2019

	Dec 31, 19
ASSETS	
Current Assets	
Checking/Savings	
1001 · Eagle Checking (4372)	11,353.40
1005 · Cash on hand	100.00
Total Checking/Savings	11,453.40
Other Current Assets	
1201 · Credit Card Receivable	6,452.65
1250 · 3PM Receivables	1,898.03
1300 · Inventory	9,712.72
1400 · Prepaid Expenses	798.46
Total Other Current Assets	18,861.86
Total Current Assets	30,315.26
Fixed Assets	
1500 · Fixed Assets	203,130.25
1505 · Leasehold Improvements	392,081.02
1600 · Accumulated Depreciation	-299,857.00
Total Fixed Assets	295,354.27
Other Assets	
1800 · 1 Organizational Costs	61,386.42
1950 · Security Deposit - Building	10,000.00
Total Other Assets	71,386.42
TOTAL ASSETS	**397,055.95**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 · Accounts Payable	167,519.35
Total Accounts Payable	167,519.35
Credit Cards	
2100 · Credit Card Payable	31,160.03
2710 · Wells Fargo -Loulies (MC-1774)	13,890.16
Total Credit Cards	45,050.19
Other Current Liabilities	
2400 · Payroll Liabilities	12,118.45
2600 · Gift cards	3,597.49
2701 · Due to/from Chaia LLC	271,914.63
2702 · Due to/from Chaia MVT	-160,804.84
2703 · Loan from Bettina Stern	22,581.30
2704 · Loan from Intuit (GT)	16,323.01
2705 · Loan from Intuit (LLC)	25,984.83
2711 · Adams Burch Loan Payable	11,299.07
Total Other Current Liabilities	203,013.94
Total Current Liabilities	415,583.48

4:05 PM

08/20/21

Accrual Basis

Chaia Georgetown LLC
Balance Sheet
As of December 31, 2019

	Dec 31, 19
Long Term Liabilities	
2810 · Loan from Eagle Bank	229,403.87
2815 · Loan Payable - Navitas (Toast)	8,048.04
Total Long Term Liabilities	237,451.91
Total Liabilities	653,035.39
Equity	
32000 · Retained Earnings	-197,425.27
Net Income	-58,554.17
Total Equity	-255,979.44
TOTAL LIABILITIES & EQUITY	**397,055.95**